EXHIBIT 11

COMPUTATION OF PER SHARE EARNINGS

	(in thousands, except for per share data)
	Nine Months Ended September 28

	2002	2001

Income from continuing operations	$2,732	$3,308
Discontinued operations	1,240	1,067

Net income	$3,972	$4,375

Basic earnings per share weighted average shares	$8,080	$8,040
Net effect of dilutive stock options	193	319

Diluted earnings per share weighted average shares	$8,273	$8,359

Basic earnings per share:
Continuing operations	$.34	$.41
Discontinued operations	.15	.13

Net income	$.49	$.54

Diluted earnings per share:
Continuing operations	$.33	$.39
Discontinued operations	.15	.13

Net income	$.48	$.52